CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings (Loss) to Fixed Charges and of Earnings (Loss) to Combined
Fixed Charges and Preferred Stock Dividends
UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2006		2005		2004		2003		2002
Earnings (loss) from continuing operations	$74,670		$182,978		$66,119		$(29,768)		$80,373
Undistributed equity income from investees	6,201		(77,765)		2,406		9,176		(3,967)
Income tax expense (benefit)	42,049		115,951		35,864		(21,417)		39,665
Earnings (loss) from continuing operations before income taxes	$122,920		$221,164		$104,389		$(42,009)		$116,071
Fixed charges:
Interest, long-term debt	$40,138		$35,780		$47,244		$60,998		$55,621
Interest, other (including interest on short-term debt)	5,111		3,260		2,945		7,219		9,346
Amortization of debt expense, premium, net	1,867		2,399		3,261		3,385		1,720
Portion of rentals representative of an interest factor	506		284		286		518		608
Total fixed charges	$47,622		$41,723		$53,736		$72,120		$67,295
Earnings (loss) from continuing operations before income taxes	$122,920		$221,164		$104,389		$(42,009)		$116,071
Plus: total fixed charges from above	47,622		41,723		53,736		72,120		67,295
Plus: amortization of capitalized interest	407		407		485		725		725
Long-term capitalized interest	-		-		-		-		(6,013)
Earnings from continuing operations before income taxes and fixed charges	$170,949		$263,294		$158,610		$30,836		$178,078
Ratio of earnings to fixed charges	3.59	x	6.31	x	2.95	x	N/A	x*	2.65	x
Total fixed charges from above	$47,622		$41,723		$53,736		$72,120		$67,295
Preferred stock dividends	1,772		1,922		2,741		2,099		2,167
Total fixed charges and preferred stock dividends	$49,394		$43,645		$56,477		$74,219		$69,462
Ratio of earnings to combined fixed charges and preferred stock dividends	3.46	x	6.03	x	2.81	x	N/A	x**	2.56	x
* For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $41.3 million.
** For the year ended December 31, 2003, earnings were insufficient to cover fixed charges and preferred stock dividends by $43.4 million.